BlaqClouds
Technology Solutions for the real world.

BlaqClouds Inc
Lv 35 Gas Company Tower
555 W5th St
Los Angeles, CA. 90017
(323) 723-3734

OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,0000	$535,000	$492,200

THE COMPANY

1. Name of issuer: BlaqClouds Inc

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Troy Davis
Dates of Board Service:	9/16/2016 - Present
Principal Occupation:	CEO
Employer:	BlaqClouds Inc
Dates of Service:	9/16/2016 - Present
Employer's principal business:	SaaS Software Development
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	Director
Dates of Service:	9/16/2016 - Present
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	BlaqClouds Inc
Employer's principal business:	Los Angeles
Title:	CEO
Dates of Service:	9/16/2016 - Present
Responsibilities:	General Management of Company

BlaqClouds
Technology Solutions for the real world.

OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,0000	$535,000	$492,200

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Troy Davis
Title:	President
Dates of Service:	9/16/2016 - Present
Responsibilities:	General Company Management
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
Position:	Secretary
Dates of Service:	9/16/2016 - Present
Responsibilities:	General Accounting Practices
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	BlaqCLouds Inc
Employer's principal business:	Los Angeles
Title:	Secretary
Dates of Service:	9/16/2016 - Present
Responsibilities:	General Accounting Practices

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Troy Davis	5,000,000 Pref	2.6%
Troy Davis	91,124,000 Com	48.1%
Richard Jelacic	58,726,923 Com	31%

.

FP: truCrowd

BlaqClouds
Technology Solutions for the real world.
OFFERING STATEMENT

BlaqClouds Inc
Lv 35 Gas Company Tower
555 W5th St
Los Angeles, CA. 90017
(323) 723-3734

10,000 Units of SAFE at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,0000	$535,000	$492,200

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

BlaqClouds was founded in 2016 as a private company developing SaaS technology platforms and other global projects. A major shift in focus of the entire company eventuated during the Covid 19 period of 2020. Blaqclouds identified a void in the online community portal market and began developing a brand around developing trust for local communities to use a platform called SafeStreets. https://safestreets.online
This was a massive undertaking during the most difficult year in our 30-year history. However, after many months of research, learning, scoping, developing, and trial and error - SafeStreets is now a reality. BlaqClouds is now 100% focused on the opening of its platform for new online communities to be formed around the world.

As a result of COVID the company has pivoted from a full stack software developer and supplier to offering a full all-inclusive Community Engagement Portal which will house all the previously built software into one major portal(s).

Competition: Amazingly; there is only one company that has a decent market presence and that is Next-door. www.nextdoor.com with a current valuation of $1.5b. They believe they are ready for an IPO with a market cap to be valued at $4b plus. https://www.benzinga.com/money/how-to-buy-nextdoor-ipo-stock/) – After extensive competitor research, we found that nextdoor.com to only have a small percentage of the global market. They also have a very low consumer star review. - We have used this competitors technology and found it to be far less engaging and offers far less consumer value compared to our SafeStreets technology.

Social Media: There is a mass exodus of individuals and groups from Facebook, Twitter, Instagram, etc. There is no real home for people to go. Every other alternate platform has major limitations and only has very limited options for people to converse and have complete anonymity and safety in all forms of communications.

Suggested Pivot for Future Focus:
1) Build-out system for the NAUG (Niche Area user group)
o   SafeStreets Online communities has been directed at residential groups and private housing estates
2) Build-out system for WAUG (Wide Area user group)
o   Church Groups
o   Family Offices
o   Private Clubs
o   Co-Ops
o   Remote Rural Communities
o   Institutions
o   Government Body Administration groups
o   Public Safety Groups
o   Volunteer Groups
o   Sports and recreation groups

FP: ⬥ truCrowd

BlaqClouds
Technology Solutions for the real world.

BlaqClouds Inc
Lv 35 Gas Company Tower
555 W5th St
Los Angeles, CA. 90017
(323) 723-3734

OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**535,0000**	**$535,000**	**$492,200**

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Readers and prospective investors in our common stock should carefully consider the following risk factors as well as the other information contained or incorporated by reference in this prospectus.

If any of the following risks actually occurs, our financial condition, results of operations and liquidity could be materially adversely affected. If this were to happen, the value of our common stock could decline, and if you invest in our common stock, you could lose all or part of your investment.

The discussion below highlights some important risks we have identified related to our business and operations and an investment in shares of our common stock, but these should not be assumed to be the only factors that could affect our future performance and condition, financial and otherwise. We do not have a policy of updating or revising forward-looking statements except as otherwise required by law, and silence by management over time should not be construed to mean that actual events are occurring as estimated in such forward-looking statements.

The SEC requires the company to identify risks that are specific to its business and its financial condition.

Risks Relating to Investing in a Start-up Company

Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your investment

FP: truCrowd

BlaqClouds
Technology Solutions for the real world.

OFFERING STATEMENT

BlaqClouds Inc
Lv 35 Gas Company Tower
555 W5th St
Los Angeles, CA. 90017
(323) 723-3734

10,000 Units of SAFE at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**535,0000**	**$535,000**	**$492,200**

Risks Relating to Our Company

We may fail if our Crowdfunding for early-stage companies is relatively new.

Crowdfunding (defined as online offerings of the securities of early-stage companies to retail investors) is a relatively new industry that has only started to develop with the SEC's adoption of Regulation A+ in June 2015 and Regulation Crowdfunding on May 16, 2016. Early-stage companies may be slow to adopt crowdfunding as a method of capital formation, which would mean fewer deals for investors to choose from and less research for us to prepare. Alternatively, investors may be slow to adopt crowdfunding as a viable investment substitute, which would mean fewer early-stage companies raising money and a smaller potential customer base. As a result, a risk exists that we acquire fewer customers or acquire customers at a slower pace than we anticipate.

• **Will there be sufficient market for our products and at what price point?** We will only succeed if there is sufficient demand for our independent research. Subscribers must believe that our product enables them to make better investment decisions, enhances their knowledge of early stage investing, makes the investment and due diligence process more time efficient, and/or provides a more convenient investing experience. Moreover, they must be willing to continue to pay for subscriptions at a level that allows the company to generate a profit.

• **This is a brand-new company.** We were formed in 2019, have only recently launched our website, and have no revenues. If you are investing in this company, it's because you believe in the idea and the market opportunity, the quality of the team, and the direction of the business to date.

• **We compete with other companies.** A number of competitors exist that either provide online content supporting the crowdfunding industry or aggregate available deals. Not all of these companies currently charge for their services. Currently, no identified competitors exist that are providing this spectrum of services. As crowdfunding grows in popularity, these competitors and other companies may directly compete with us, as limited barriers to entry exist at this point.

• **Our accountant has included a "going concern" note in its review report.** We may not have enough funds to sustain the business until it becomes profitable. Our ability to remain in business is reliant on either generating sufficient cash flows, raising additional capital, or likely a combination of the two. Additionally, even if targeted funds are raised, it is likely that we will
need to raise additional funds in the near future.

• **We depend on a small management team.** We depend on the skill and experience of Noelle Randall, George Steir, and Khaleel Steir. Each has a different skill set. Noelle and Khaleel are currently working for the company full-time. George has responsibilities to other companies and is not currently a paid employee. If Regulation Crowdfunding is adopted quickly as a viable way to raise money and demand for our product is high, our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

• **We are controlled by our officers and directors.** Our officers and directors currently hold all of our voting stock, and at the conclusion of this offering will continue to hold a majority of the company's common stock. Investors in this offering will not have the ability to control a vote by the stockholders or the board of directors.

• **The company will need to raise additional money in the future.** We might not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we will cease operating

BlaqClouds
Technology Solutions for the real world.
OFFERING STATEMENT

BlaqClouds Inc
Lv 35 Gas Company Tower
555 W5th St
Los Angeles, CA. 90017
(323) 723-3734

10,000 Units of SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,0000	$535,000	$492,200

and you will lose your investment. Even if we raise everything at or above our targeted funds, it is likely that we will need to raise additional funds in the future. The ability to raise funds will always be a risk until we achieve sustainable profitability, which we currently cannot predict. Even if we do successfully raise more funds after this offering, the terms of that offering could result in a reduction in value of your investment in the company, as later stage investors may get more favorable terms.

• **It is difficult for us to accurately predict our earnings potential.** Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early-stage companies.

• **We could become subject to regulation.** Our business model involves providing retail investors with online educational content and independent research reports on early-stage companies. Since we do not offer investment advice or analysis nor make investment recommendations in our research reports, we have not registered as an investment adviser with any state or federal securities regulators. As crowdfunding grows, the SEC or other securities regulators may determine that firms such as ours that engage with crowdfunding investors should be regulated. If we do become subject to regulation, we do not know the time and expense it would take to manage compliance issues.

As a new company we have a limited operating history.

The Company was organized on December 2019. We have a limited operating history upon which you may evaluate our business and prospects. We are in the early stages of our business and have not yet commenced full-scale operations. Accordingly, we are in the initial revenue phase, and our activities to date have involved research and development, business planning, market testing and efforts to raise startup capital. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by prerevenue companies in early stages of development, particularly companies in highly competitive and evolving markets. If we are unable to effectively allocate our resources, manufacture our products, generate sales, or obtain and grow our customer base, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.

We expect losses in the foreseeable future.

Excluding the effect of any future non-operating gains, we expect to incur losses for the foreseeable future and, if we ever generate revenues, or have profits, we may not be able to sustain them. Our expenses will increase as we build an infrastructure to implement our business model. For example, we may hire additional employees, expand information technology systems, and lease more space for our corporate offices. In addition, we plan to significantly increase our operating expenses to:

- fully develop and broaden our technology and product offerings

- acquire customers/tenants

- explore opportunities and alliances with other companies; and

- facilitate business arrangements.

Our success is dependent on our key personnel.

We believe that our success will depend on the continued employment of our senior management and key personnel. If one or more members of our senior management were unable or unwilling to continue in their present positions,

FP: truCrowd

BlaqClouds
Technology Solutions for the real world.

BlaqClouds Inc
Lv 35 Gas Company Tower
555 W5th St
Los Angeles, CA. 90017
(323) 723-3734

OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**535,0000**	**$535,000**	**$492,200**

our business and operations could be disrupted and this could put the overall business at risk, and therefore investors could be at risk of losing their investments.

Projections are speculative and are based upon a number of assumptions.

Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

We may not effectively manage growth.

The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

Our efficiency may be limited while our current employees and future employees are being integrated into our operations.

In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

We expect our expenses to grow as the Company grows.

Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

The Company may not reach its sales goals. The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to

FP: truCrowd

BlaqClouds
Technology Solutions for the real world.
OFFERING STATEMENT

BlaqClouds Inc
Lv 35 Gas Company Tower
555 W5th St
Los Angeles, CA. 90017
(323) 723-3734

10,000 Units of SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,0000	$535,000	$492,200

achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

The Company may require additional financing to support working capital needs.

The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

If the Company incurs commercial debt, there may be risks associated with such borrowing.

If the Company incurs commercial indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Many of our competitors have greater brand recognition and greater financial, marketing and other resources.

Many of our competitors have greater brand recognition, and greater financial, marketing, and other resources than the Company. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic alliances and other initiatives. Consequently, such competitors may be in a better position than the Company to take advantage of customer acquisition and business opportunities, and devote greater resources to marketing and sale of their product offerings. There cannot be any certainty that the Company will be able to compete successfully. If the Company cannot break through and compete successfully, investors may be at risk of losing their investment.

We may not be able to protect our intellectual property rights throughout the world.

The laws of some foreign jurisdictions do not protect intellectual property rights to the same extent as in the United States and many companies have encountered significant difficulties in protecting and defending such rights in foreign jurisdictions. If we encounter such difficulties in protecting or are otherwise precluded from effectively protecting our intellectual property rights in foreign jurisdictions, our business prospects could be substantially harmed.

Litigation regarding patents, patent applications and other proprietary rights may be expensive and time consuming. If we are involved in such litigation, it could cause delays in bringing products to market and harm our ability to operate.

FP: truCrowd

BlaqClouds
Technology Solutions for the real world.

BlaqClouds Inc
Lv 35 Gas Company Tower
555 W5th St
Los Angeles, CA. 90017
(323) 723-3734

OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,0000	$535,000	$492,200

Our success will depend in part on our ability to operate without infringing the proprietary rights of third parties. Other parties may hold or obtain patents in the future and allege that the use of our technologies infringes these patent claims or that we are employing their proprietary technology without authorization.

In addition, third parties may challenge or infringe upon our existing or future patents. Proceedings involving our patents or patent applications or those of others could result in adverse decisions regarding: the patentability of our inventions relating to our products; and/or the enforceability, validity or scope of protection offered by patents relating to our products.

Even if we are successful in these proceedings, we may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on us. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non- infringing technology, fail to defend an infringement action successfully or have infringed patents declared invalid, we may: incur substantial monetary damages; encounter significant delays in bringing our products to market; and/or be precluded from participating in the manufacture, use or sale of our products.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition by potential partners or customers in our markets of interest. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.

We may be unable to adequately prevent disclosure of trade secrets and other proprietary information.

We rely on trade secrets to protect our proprietary technologies, especially where we do not believe patent protection is appropriate or obtainable; however, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, outside scientific collaborators, sponsored researchers, and other advisors to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Public health epidemics or outbreaks could adversely impact our business.

In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations and could have an adverse impact on our business and our financial results.

FP: truCrowd

BlaqClouds
Technology Solutions for the real world.

OFFERING STATEMENT

BlaqClouds Inc
Lv 35 Gas Company Tower
555 W5th St
Los Angeles, CA. 90017
(323) 723-3734

10,000 Units of SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,0000	$535,000	$492,200

Risks Relating to Our Securities

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt If a market for our common stock does not develop, shareholders may be unable to sell their shares.

Our common stock is quoted under the symbol "LWLW" on the OTC PINK Market operated by OTC Markets Group, Inc., an electronic inter-dealer quotation medium for equity securities. We do not currently have an active trading market. There can be no assurance that an active and liquid trading market will develop or, if developed, that it will be sustained.

Our securities are very thinly traded. Accordingly, it may be difficult to sell shares of our common stock without significantly depressing the value of the stock. Unless we are successful in developing continued investor interest in our stock, sales of our stock could continue to result in major fluctuations in the price of the stock.

Because we are subject to the "Penny Stock" rules, the level of trading activity in our stock may be reduced.

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any listed, trading equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker- dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules which may increase the difficulty Purchasers may experience in attempting to liquidate such securities.

Effect of Amended Rule 15c2-11 on the Company's securities.

 The SEC released and published a Final Rulemaking on Publication or Submission of Quotations without Specified Information amending Rule 15c2-11 under the Exchange Act ("Rule 15c2-11," the "Amended Rule 15c2-11"). To be eligible for public quotations on an ongoing basis, Amended Rule 15c2-11's modified the "piggyback exemption" that required that (i) the specified current information about the company is publicly available, and (ii) the security is subject to a one-sided (i.e. a bid or offer) priced quotation, with no more than four business days in succession without a quotation. Under Amended Rule 15c2-11, shell companies like the Company (and formerly suspended securities) may only rely on the piggyback exemption in certain limited circumstances. The Amended Rule 15c2-11 will require, among other requirements, that a broker-dealer has a reasonable basis for believing that information about the issuer of securities is accurate. Our security holders may find it more difficult to deposit common stock with a broker-dealer, and if deposited, more difficult to trade the securities on the Pink Sheets. The Company intends to provide the specified current information under the Exchange Act but there is no assurance that a broker-dealer will accept our common stock or if accepted, that the broker-dealer will rely on our disclosure of the specified current information.

We do not expect to pay dividends in the foreseeable future. Any return on investment may be limited to the value of our common stock.

FP: truCrowd

BlaqClouds
Technology Solutions for the real world.

OFFERING STATEMENT

BlaqClouds Inc
Lv 35 Gas Company Tower
555 W5th St
Los Angeles, CA. 90017
(323) 723-3734

10,000 Units of SAFE at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**535,0000**	**$535,000**	**$492,200**

We do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting it at such time as the board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will occur only if our stock price appreciates.

Provisions in the Nevada Revised Statutes and our Bylaws could make it very difficult for an investor to bring any legal actions against our directors or officers for violations of their fiduciary duties or could require us to pay any amounts incurred by our directors or officers in any such actions.

Members of our board of directors and our officers will have no liability for breaches of their fiduciary duty of care as a director or officer, except in limited circumstances, pursuant to provisions in the Nevada Revised Statutes and our Bylaws as authorized by the Nevada Revised Statutes. Specifically, Section 78.138 of the Nevada Revised Statutes provides that a director or officer is not individually liable to the company or its shareholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless it is proven that (1) the director's or officer's act or failure to act constituted a breach of his or her fiduciary duties as a director or officer and (2) his or her breach of those duties involved intentional misconduct, fraud or a knowing violation of law. This provision is intended to afford directors' and officers' protection against and to limit their potential liability for monetary damages resulting from suits alleging a breach of the duty of care by a director or officer. Accordingly, you may be unable to prevail in a legal action against our directors or officers even if they have breached their fiduciary duty of care. In addition, our Bylaws allow us to indemnify our directors and officers from and against any and all costs, charges and expenses resulting from their acting in such capacities with us. This means that if you were able to enforce an action against our directors or officers, in all likelihood, we would be required to pay any expenses they incurred in defending the lawsuit and any judgment or settlement they otherwise would be required to pay. Accordingly, our indemnification obligations could divert needed financial resources and may adversely affect our business, financial conditions, results of operations and cash flows, and adversely affect prevailing market prices for our common stock.

Management has broad discretion as to the use of proceeds.

The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration

BlaqClouds
Technology Solutions for the real world.

OFFERING STATEMENT

BlaqClouds Inc
Lv 35 Gas Company Tower
555 W5th St
Los Angeles, CA. 90017
(323) 723-3734

10,000 Units of SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,0000	$535,000	$492,200

of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers, partners, vendors, etc, or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:

Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

THE OFFERING

9.   What is the purpose of this offering?

This series of funding allows our company to launch its technology platforms - SafeStreets and OpenCommunities into the global marketplace. It also will provide the company with the financial resources for general business during this period.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	$10,000.00	$535,000.00
Less: Portal Success Fee of 8%	$800.00	$42,800.00
Net Proceeds	$9,200.00	$492,200.00
Use of Net Proceeds		
Marketing	$3,500.00	$165,000.00
Legal	$2,000.00	$25,000.00
Soft Development	$0.00	$25,000.00
Leasing, Hardware	$0.00	$6,000.00
Salaries	$0.00	$75,000.00
General Operating Capital	$3,700.00	$196,200.00
Total Use of Net Proceeds	$9,200.00	$492,200.00

The above figures are estimates and may change due to strategic, economic, and/or other factors.

BlaqClouds
Technology Solutions for the real world.
OFFERING STATEMENT

BlaqClouds Inc
Lv 35 Gas Company Tower
555 W5th St
Los Angeles, CA. 90017
(323) 723-3734

10,000 Units of SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,0000	$535,000	$492,200

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

The securities being offered are Notes which are "Principal Protected Simple Agreements for Future Equity" ("SAFE Notes"). On the 366th day following the date of an investor's investment the Note will convert to Common Stock in the Company on the following basis: If the average volume weighted closing price (VWAP) of the stock for the previous five trading days is $1.33 or less, the funds invested will convert into common stock at a price which is a 25% discount from the VWAP. If the VWAP is $1.34 or more, the funds invested will convert into common stock at a price of $1.00. For example, if the VWAP is $1.00, an investor will receive the number of shares represented by the amount of his/her Note priced at $0.75 (a 25% discount from $1.00).

In addition, bonus shares are offered for larger investment amounts on the following basis: An investment of $5,000 to $14,999 will receive 25% Bonus Shares on conversion; an investment of $15,000 to $24,999 will receive 37.5% Bonus Shares on conversion; and an investment of $25,000 or more will receive 50% Bonus Shares on conversion.

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

BlaqClouds
Technology Solutions for the real world.

BlaqClouds Inc
Lv 35 Gas Company Tower
555 W5th St
Los Angeles, CA. 90017
(323) 723-3734

OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,0000	$535,000	$492,200

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;

(2)   to an accredited investor;

(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights		Other Rights	
Preferred Stock (list each class in order of preference):						
Preferred	5,000,000	5,000,000	Yes ☑	No ☐	Yes ☐ No ☑	
					Specify:	
Common Stock:						
	680,000,000	189,551,711	Yes ☑	No ☐	Yes ☐ No ☑	
					Specify:	

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

None

BlaqClouds
Technology Solutions for the real world.

BlaqClouds Inc
Lv 35 Gas Company Tower
555 W5th St
Los Angeles, CA. 90017
(323) 723-3734

OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,0000	$535,000	$492,200

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

Explain: The securities being offered are SAFE Notes which are convertible into Common Shares, the only currently outstanding class of securities

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

There are no rights to exercise.

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

The Company has elected to use the Efficient Market Hypothesis theory. The Efficient Market Hypothesis assumes all stocks trade at their fair value.

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

•   **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the

BlaqClouds
Technology Solutions for the real world.

OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,0000	$535,000	$492,200

opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

The Company has no material indebtedness at this time.

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Mike Dobbs	$10,000	18%*	After Reg A**	

*Only bears interest if the item is in default.
**Becomes due at an event - event is 30 days after a Reg A offering for the company goes live

25. What other exempt offerings has the issuer conducted within the past three years?

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
2017-03-10 to 2021-06-23	4(a)(2)	Common Stock	$1,845,133	General Operating Capital

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction,

FP: truCrowd

BlaqClouds
Technology Solutions for the real world.
OFFERING STATEMENT

BlaqClouds Inc
Lv 35 Gas Company Tower
555 W5th St
Los Angeles, CA. 90017
(323) 723-3734

10,000 Units of SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,0000	$535,000	$492,200

where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;

(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4)   any immediate family member of any of the foregoing persons.

NONE

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☐ Yes ☑ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources, and historical results of operations.

BlaqClouds is recovering from 2020 Covid. It financially had an impact on the company. BCDS has been privately funded over the past 3 years with approx US$1.6m in funding. We are negotiating with companies that will bring us millions of subscribers for our technologies. Currently, we are still trying to raise the required funds to reach our next milestone.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

FP: truCrowd

BlaqClouds Inc
Lv 35 Gas Company Tower
555 W5th St
Los Angeles, CA. 90017
(323) 723-3734

BlaqClouds
Technology Solutions for the real world.

OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,0000	$535,000	$492,200

BLAQCLOUDS COMPARATIVE
FINANCIAL STATEMENTS

For the years ended 2019 & 2020



BlaqClouds
Technology Solutions for the real world.

FP: truCrowd

BlaqClouds
Technology Solutions for the real world.

OFFERING STATEMENT

BlaqClouds Inc
Lv 35 Gas Company Tower
555 W5th St
Los Angeles, CA. 90017
(323) 723-3734

10,000 Units of SAFE at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,0000	$535,000	$492,200

Al Abbasi Professional Accounting Services
CPA Professional Office

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the board of directors of BlaqClouds Inc.

Lv35 Gas Company Tower

555 W5th Street Los Angeles, C.A. 90017

We have reviewed the accompanying balance sheet of BlaqClouds Inc. (the company) as of December 31, for the years ended 2019 and 2020, and the related statement of income, statement of equity and statement of cash flows for the years then ended, and the related notes to the financial statements.
A review includes primary applying analytical procedures to management's financial data and making inquiries of the company's management. A review is less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting principles generally accepted in the United States of America; and this includes the design, implementation, and maintenance of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant Responsibility

Our responsibility is to conduct the review in accordance with the Statement on Standards of Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of material modifications that should be made in the financial statements for them to be in accordance with the accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the accounting principles generally accepted in the United States of America.

Amjad AbuKhamis

September 25, 2021

Licenced Public Accountant, NH 08224

Private and Confidential
Licenced Public Accountant, NH 08224
Jenin, Palestine
amjad.alabbasi@gmail.com
603-607-7600

FP: truCrowd

BlaqClouds
Technology Solutions for the real world.

OFFERING STATEMENT

BlaqClouds Inc
Lv 35 Gas Company Tower
555 W5th St
Los Angeles, CA. 90017
(323) 723-3734

10,000 Units of SAFE at $1 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,0000	$535,000	$492,200



BlaqClouds Inc.

Balance Sheet Statement

As of 31 December 2019 & 2020

	2019	2020
Assets		
Current Assets		
Cash and Bank Balances	49,836.75	(14,098.59)
Total Current Assets	49,836.75	(14,098.59)
Non-Current Assets		
Computer Equipment	-	3,172.75
Ethesia – Capital Lease	3,000,000.00	-
Total Non-Current Assets	3,000,000.00	3,172.75
Total Assets	3,049836.75	(10,925.84)
Liabilities and Owners Equity		
Liabilities		
Current Liabilities		
Loan Payment	-	4,461.30
Note Payable	31,075.00	31,075.00
Accrued Salaries	973,220.67	1,297,078.64
Total Current Liabilities	1,004,295.67	1,332,614.94
Non-Current Liabilities		
Notes Payable - Related Party	213,006.31	213,006.31
Equity Payable – Related Party	548,469.25	601,655.83
Loans Payable	710,000.00	873,992.50
Ethesia – Capital Lease Liability	3,000,000.00	-
Total Non-Current Liabilities	4,471,475.56	1,688,654.64
Total Liabilities	5,475,771.23	3,021,269.58
Equity		
Common Stock (outstanding)	97.26	97.26
Additional Paid-In Capital	550,253.04	550,253.04
Owner's Current Account	(3,484.08)	(2,000.46)
Retained Earnings (Deficit)	(1,668,278.39)	(2,972,800.70)
Net Income	(1,304,522.31)	(607,744.56)
Total Equity	(2,425,934.48)	(3,032,195.42)
Total Liabilities and Equity	3,049,836.75	(10,925.84)

BlaqClouds
Technology Solutions for the real world.

OFFERING STATEMENT

BlaqClouds Inc
Lv 35 Gas Company Tower
555 W5th St
Los Angeles, CA. 90017
(323) 723-3734

10,000 Units of SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,0000	$535,000	$492,200



BlaqClouds Inc.

Income Statement

For the years ended 2019 & 2020

	2019	2020
Operating Revenues	-	38,718.88
Operating Expense	1,301,215.71	645,572.75
General and Administrative	196,141.28	56,263.23
Technology Expenses	217,899.03	71,071.92
Wages and Salaries	763,008.22	433,255.40
Utilities	97,227.78	44,858.71
Charges and Fees	6,518.01	3,843.26
Marketing and selling	20,421.39	36,260.23
Operating (Loss)	(1,301,215.71)	(606,853.87)
Exchange Losses	(3,306.6)	(890.69)
Net Income	(1,304,522.31)	(607,744.56)

BlaqClouds

Technology Solutions for the real world.

OFFERING STATEMENT

BlaqClouds Inc
Lv 35 Gas Company Tower
555 W5th St
Los Angeles, CA. 90017
(323) 723-3734

10,000 Units of SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,0000	$535,000	$492,200



BlaqClouds Inc.

Statement of Changes in Equity

For the years ended 2019 & 2020

	Contributions	Retained Earnings	Equity Balance
Begging Balance as of January 1, 2019	-	-	(1,117,928.09)
Common Stock Purchases for 2019	-	-	(1,117,928.09)
Additional Paid in Capital for 2019	-	-	(1,117,928.09)
Owners Contributions (withdrawals) during 2019	(3,484.08)	-	(1,121,412.17)
Net Income (Loss) for 2019		(1,304,522.31)	(2,425,934.48)
Equity Ending Balance as of December 31, 2019			**(2,425,934.48)**
Common Stock Purchases for 2020	-	-	(2,425,934.48)
Additional Paid in Capital for 2020	-	-	(2,425,934.48)
Owners Contributions (withdrawals) during 2020	1,483.62	-	(2,424,450.86)
Net Income (Loss) for 2020	-	(607,744.56)	(3,032,195.42)
Equity Ending Balance as of December 31, 2020			**(3,032,195.42)**



OFFERING STATEMENT

BlaqClouds Inc
Lv 35 Gas Company Tower
555 W5th St
Los Angeles, CA. 90017
(323) 723-3734

10,000 Units of SAFE at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,0000	$535,000	$492,200

BlaqClouds
Technology Solutions for the real world.

BlaqClouds Inc.

Statement of Cash Flow

For the years ended 2019 & 2020

	2019	2020
Income from Operating Activities	(1,304,522.31)	(607,744.56)
Adjustments to net cash from operating activities		
Accrued Salaries	973,220.67	323,857.97
Note Payable	31,075.00	-
Notes Payable - Related Party	213,006.31	-
Loan Payment		4,461.30
Total Adjustments to net cash from operating activities	1,217,301.98	328,319.27
Net Cash Flow used for Operating Activities	**(87,220.33)**	**(279,425.29)**
Cash Flow From Investing Activities		
Assets Purchased – Computer Equipment's	-	(3,172.75)
Net Cash Flow for Investment Activities	-	**(3,172.75)**
Cash Flows from Financing Activities		
Equity Payable	548,469.25	53,186.58
Loans Payable	710,000.00	163,992.50
Additional Paid-In Capital	550,253.04	-
Common Stock	97.26	-
Owner's Pay & Personal Expenses	(3,484.08)	1,483.62
Retained Earnings	(1,668,278.39)	-
Net Cash Flow by Financing Activities	**137,057.08**	**218,662.70**
Net Increase (decrease) in cash	**49,836.75**	**(63,935.34)**
Cash at Begging of Year	-	49,836.75
Cash at End of Year	**49,836.75**	**(14,098.59)**



OFFERING STATEMENT

BlaqClouds Inc
Lv 35 Gas Company Tower
555 W5th St
Los Angeles, CA. 90017
(323) 723-3734

10,000 Units of SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,0000	$535,000	$492,200

BlaqClouds
Technology Solutions for the real world.

BlaqClouds Inc.

Notes to the Financial Statements:

As of 31 December 2019 & 2020

1. Description of the Business

BlaqCoulds Inc. was incorporated in Nevada in 2016. The company have been developing the world's first online community that's fully integrated into offline communities. Over the past three years, the company has been privately funded, with approximately $1.6M.

For more information about the business visit BlaqCoulds website: https://blaqclouds.com

2. Summary of Significant Accounting Policies

2.1. Basis of Presentation

The financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP).

2.2. Revenue Recognition

The Company recognizes revenues from providing professional services when earned and collection is reasonably assured. Upfront fees are recognized over the estimated period that the related services are performed. Transaction-related fees are recognized when all services for a transaction have been provided, specified conditions have been met and the transaction closes. Expenses are reflected on the statements of operations, net of client reimbursements.

Currently, as we are recovering from Covid 19, which had a material financial impact on our company, we are negotiating with companies that will bring us millions of subscribers for our technologies. Currently, we are still trying to raise the required funds to reach our next milestone.

2.3. Use of Estimates

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expense during the reporting period. [e.g. useful life of fixed assets].

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates.

2.4. Termination of Ethesia Lease Contract

In August 2019, the company signed an agreement with Lyndon Davis to purchase the intellectual property rights of Ethesia for $3M, however, the company during May 2020, and due to Covid 19 pandemic and its economic effects, the company signed a handover agreement with the seller, and ended the purchase agreement with waiver of all claims as the company acknowledged its default and immediate handover of the asset to Lyndon Davis in writing.

FP: truCrowd

BlaqClouds
Technology Solutions for the real world.

OFFERING STATEMENT

BlaqClouds Inc
Lv 35 Gas Company Tower
555 W5th St
Los Angeles, CA. 90017
(323) 723-3734

10,000 Units of SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,0000	$535,000	$492,200



Notes to the Financial Statements (continued):

2.5. Common Stock and Additional Paid-In Capital

The company has authorized to sell 680,000,000 stocks for par value of $0.001 per share. As of December 31, 2020, the company outstanding common stocks were 87,091,711 shares and 5,000 as preferred stock. The amount paid in excess of par value is recorded as Additional Paid-In Capital, the balance of additional paid-in capital as of December 31, 2020 was 550,253.04.

2.6. Note Payable

The company signed a note payable for Maxwell Recourses Inc. in May 2019 for principle amount of $20,000 on 18% interest rate. As of December 31, 2020 the company the note balance (principal and interest) is $31,075.

2.7. Related Party Notes, Equity, and Loans Payables

The company, to signed notes, and loans with its employees for part of the salaries amounts, the balance of those liabilities are described in the below table:

#	Description	2019	2020	Balance
1	Notes Payable	213,006	-	213,006
2	Equity Payable	548,469	53,186	601,655
3	Loans Payable	710,000	163,992.5	873,992.5

2.8. Salaries expense and Accrued Salaries

The company salaries expense for the year was $433,255.40, Accrued salaries increased for $323,857.97, and $109,397.43 of the salaries was paid during the 2020. Salaries expense decreased 43% from previous year.

2.9. General and Administrative

General and administrative expenses include all expenses that are required to run the operations of the business, that are general in its nature, such as utilities, rent, office supplies, telecommunications, etc. the general and administrative expense was $56,263.23 for the year ended December 31, 2020. General and Administrative expenses decreased 71% from previous year.

2.10. Marketing and selling expense

Costs associated with the Company's advertising, are expensed as incurred, and are included in sales and marketing expenses. Advertising expense was $ 36,260.23 for the year ended December 31, 2020. Marketing and selling expenses has a 77% increase from previous year.

2.11. Technology Expenses

The company expenses related to technology usage, i.e. Computer Hosting, Internet, Software expenses, Programming, etc. were $71,071.92 for the year ended December 31, 2020. Technology expenses decreased 11% from previous year.

FP: truCrowd

BlaqClouds
Technology Solutions for the real world.

BlaqClouds Inc
Lv 35 Gas Company Tower
555 W5th St
Los Angeles, CA. 90017
(323) 723-3734

OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,0000	$535,000	$492,200

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
   (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
   (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
   ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
   (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
   (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
   ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   (i) at the time of the filing of this offering statement bars the person from:
      (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
      (B) engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
      (C) engaging in savings association or credit union activities? ☐ Yes ☑ No
   (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
   (ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
   (iii) bars such person from being associated with any entity or from participating in

FP: truCrowd

BlaqClouds
Technology Solutions for the real world.

BlaqClouds Inc
Lv 35 Gas Company Tower
555 W5th St
Los Angeles, CA. 90017
(323) 723-3734

OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**535,0000**	**$535,000**	**$492,200**

the offering of any penny stock? ☐ Yes ☑ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Updating offering to meet new regulations.

If the rules of Regulation Crowdfunding are changed while this offering is live, we may amend the offering to be in line with the new rules. Specifically - on November 2nd 2020, the SEC announced that they voted to expand Regulation Crowdfunding limits from $1.07 million per year to $5 million per year by including Audited Financials. These rules took effect on March 15th, 2021. We may elect to amend our offering to include Audited Financials and adjust the Offering Maximum to $5,000,000.

ONGOING REPORTING

FP: truCrowd

BlaqClouds
Technology Solutions for the real world.

OFFERING STATEMENT

BlaqClouds Inc
Lv 35 Gas Company Tower
555 W5th St
Los Angeles, CA. 90017
(323) 723-3734

10,000 Units of SAFE at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**535,0000**	**$535,000**	**$492,200**

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at:
https://blaqclouds.com/investors.html

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss,
77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§   240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:
(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;
(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and
(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.
(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

FP: truCrowd

BlaqClouds
Technology Solutions for the real world.
OFFERING STATEMENT

BlaqClouds Inc
Lv 35 Gas Company Tower
555 W5th St
Los Angeles, CA. 90017
(323) 723-3734

10,000 Units of SAFE at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**535,0000**	**$535,000**	**$492,200**

EXHIBIT A: Sample Purchase Agreement

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

BLAQCLOUDS INC.

PP SAFE NOTE

(Principal Protected Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by _____[Investor Name] (the "**Investor**") of $_____ (the "**Purchase Amount**") on or about _____[Date], BLAQCLOUDS INC. a Nevada corporation (the "**Company**"), issues to the Investor the right to certain shares of the Company's Common Stock, subject to the terms described below.

The "**Discounted Conversion Rate**" is 75%.

See **Section 2** for certain additional defined terms.

1. *Events*

(a) **Liquidity Event**. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the

FP: truCrowd

BlaqClouds
Technology Solutions for the real world.

OFFERING STATEMENT

BlaqClouds Inc
Lv 35 Gas Company Tower
555 W5th St
Los Angeles, CA. 90017
(323) 723-3734

10,000 Units of SAFE at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**535,0000**	**$535,000**	**$492,200**

total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(b) **Dissolution Event**. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(c) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(d) **Termination**. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Accredited Investor**" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

BlaqClouds
Technology Solutions for the real world.

OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**535,0000**	**$535,000**	**$492,200**

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Conversion Price**". The lower of Starting Market Price or Variable Conversion Price.

"**Discounted Conversion Rate**". Discounted Conversion Rate is equal to Seventy-Five Percent (75%).

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Final Market Price**".   "Final Market Price" means the volume weighted average price (VWAP) for the Common Stock during the five (5) Trading Day period ending on the latest complete Trading Day prior to the Mandatory Conversion Date, as reported on the OTC Pink, OTCQB or applicable trading market or as reported by a reliable reporting service ("Reporting Service") designated by the Holder or, if the OTC Pink is not the principal trading market for such security, as reported on the principal securities exchange or trading market where such security is listed or traded or, if no VWAP of such security is available in any of the foregoing manners, the average of the trading prices of any market makers for such security that are listed in the "pink sheets" by the National Quotation Bureau, Inc.

"**Mandatory Conversion Date**". First OTC Market Trading Day Three Hundred Sixty-Six (366) days after end of close of offering.

FP: truCrowd

BlaqClouds
Technology Solutions for the real world.
OFFERING STATEMENT

BlaqClouds Inc
Lv 35 Gas Company Tower
555 W5th St
Los Angeles, CA. 90017
(323) 723-3734

10,000 Units of SAFE at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**535,0000**	**$535,000**	**$492,200**

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Safe**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"**Starting Market Price**". Price arbitrarily recognized and set by Company at $1.00 per share.

"**Variable Conversion Price**". Final Market Price multiplied by the Discounted Conversion Rate.

3.   *Company Representations*

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this Safe is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to section 3(d)). This Safe constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this Safe do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now

FP: truCrowd

BlaqClouds
Technology Solutions for the real world.

OFFERING STATEMENT

BlaqClouds Inc
Lv 35 Gas Company Tower
555 W5th St
Los Angeles, CA. 90017
(323) 723-3734

10,000 Units of SAFE at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,0000	$535,000	$492,200

conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4.   *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this Safe and to perform its obligations hereunder. This Safe constitutes valid and *binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and* general principles of equity.

(b)   The Investor has been advised that this Safe and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. Under Regulation CF of the Securities Act of 1933 the securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred: (1) to the issuer; (2) to an accredited investor; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

(c) The Investor is purchasing this Safe and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

(d) The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5.   *Miscellaneous*

(a) Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

FP: truCrowd

BlaqClouds
Technology Solutions for the real world.

BlaqClouds Inc
Lv 35 Gas Company Tower
555 W5th St
Los Angeles, CA. 90017
(323) 723-3734

OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,0000	$535,000	$492,200

(b)   Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c)   The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d)   Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) To the extent the Conversion Price of the Company's Common Stock closes below the par value per share, the Company will take all steps necessary to solicit the consent of the stockholders to reduce the par value to the lowest value possible under law.

(g) If the Trading Price cannot be calculated for such security on such date in the manner provided above, the Trading Price shall be the fair market value as mutually determined by the Company and the holders of a majority in interest of the Notes being converted for which the calculation of the Trading Price is required in order to determine the Conversion Price of such Notes. "Trading Day" shall mean any day on which the Common Stock is tradable for any period on the OTC Pink, OTCQB or on the principal securities

FP: truCrowd

BlaqClouds
Technology Solutions for the real world.
OFFERING STATEMENT

BlaqClouds Inc
Lv 35 Gas Company Tower
555 W5th St
Los Angeles, CA. 90017
(323) 723-3734

10,000 Units of SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,0000	$535,000	$492,200

exchange or other securities market on which the Common Stock is then being traded. The Company shall not be responsible for the fees of its transfer agent and all DTC fees associated with any such issuance.

(h) All rights and obligations hereunder will be governed by the laws of the State of [Governing Law Jurisdiction], without regard to the conflicts of law provisions of such jurisdiction.

(i)   The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this Safe to be duly executed and delivered.

COMPANY:

By:_____

Title:_____

Address:_____

_____

Email:_____

BlaqClouds
Technology Solutions for the real world.

BlaqClouds Inc
Lv 35 Gas Company Tower
555 W5th St
Los Angeles, CA. 90017
(323) 723-3734

OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,0000	$535,000	$492,200

INVESTOR:

By: _____

Name:_____

Title:_____

Address:_____

_____

Email:_____